

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Scott Long
Chief Executive Officer
NileBuilt Corp. / WY
2701 E. Grauwyler Rd.
Building 1, DPT#1075
Irving, TX 75061

      Re: NileBuilt Corp. / WY
          Amendment No. 3 to
          Offering Statement on Form 1-A
          Filed October 20, 2023
          File No. 024-12287

Dear Scott Long:

      We have reviewed your amended offering statement and have the following comment.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023, letter.

Amendment No. 3 to Offering Statement of Form 1-A

Financial Statements, page F-2

1.   Please amend to include updated audited financial statements. Refer to Part F/S(b)(3)(D) of Regulation A.

Please contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arden Anderson, Esq.